Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of September 30, 2010 and December 31, 2009 are as follows:

Assets	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Current assets	3,024,569	2,272,313
Non-current assets	9,246,172	9,141,514

Total assets	12,270,741	11,413,827

Liabilities and Shareholders’ Equity	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Current liabilities	1,259,793	951,413
Non-current liabilities	4,364,358	4,079,981
Non –parent participation	104,254	113,840
Net equity attributable to parent company Shareholders’ equity	6,542,336	6,268,593

Total net equity and liabilities	12,270,741	11,413,827

At September 30, 2010, total assets increased by 7.51% or U.S.$ 857 million compared to December 31, 2009. This increase is mainly attributable to an increase of Trade and Other Receivables offset by a decrease of Cash and Cash Equivalents and Properties, Trade and Other receivables.

Total liabilities increased by U.S.$ 593 million. This increase is mainly attributable to an increase in Other Financial Liabilities for Arauco’s Investment Policy in September 2010 and an increase in minimum dividend provisions partially offset by bank loans.

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2010	12/31/2009
Current ratio	2.40	2.39
Acid ratio	1.61	1.41

Debt indicators	09/30/2010	12/31/2009
Debt to equity ratio	0.85	0.79
Short-term debt to total debt	0.22	0.19
Long-term debt to total debt	0.78	0.81

	09/30/2010	09/30/2009
Financial expenses covered	4.31	2.56

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	09/30/2010	12/31/2009
Inventory turnover	2.28	2.23
Inventory turnover (excluding biological assets)	3.31	3.28
Inventory permanence-days	158.20	161.21
Inventory permanence (excluding biological assets)	108.61	109.65

The liquidity ratio and the acid test for the current period has increased compared to December 31, 2009. This is due to an increase in current assets compared to the proportional increase in the variation of current liabilities, which in turn is explained by an increase of Cash and cash equivalents and Trade and Other Receivables.

As of September 30, 2010, the short-term debt represented 22% of total liabilities compared to 19% as of December 31, 2009.

The ratio of financial expenses covered increased from 2.56 in September 30, 2009 to 4.31 in September 30, 2010. This increase is attributable to higher profits in the current period.

The ratio of inventory turnover does not present significant changes by 2010 as compared to December 31, 2009.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$560 million in 2010 compared to U.S.$202 million in 2009, an increase of U.S.$358 million. The change was attributable to the factors described in the following table:

Item	Million U.S.$
Gross margin	444
Other operating income	36
Administration cost	(33)
Financial costs	(40)
Foreign currency exchange rate	(35)
Others net	(14)

Net change in income before income tax	358

Gross Margin presents a profit of U.S.$1,091 million in 2010 compared to U.S.$ 647 million in 2009, caused by an increase in revenues due to an increase in sales price.

The proportional increase in administration expenses is mainly due to an increase in the remuneration item (the acquisition of Tafisa Plant).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

The decrease in the exchange rate difference is principally due to a strong appreciation of the U.S. Dollar against the Chilean peso, the Euro and the Real, the currencies in which the Company owns financial investments, tax receivables and other accounts receivable.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09/30/2010 ThU.S$	09/30/2009 ThU.S$
Pulp	1,345,709	1,213,294
Sawn timber	447,253	357,368
Panels	813,481	585,863
Forestry	110,980	60,322
Other	15,953	10,757

Total revenues	2,733,376	2,227,604

Sales costs	09/30/2010 ThU.S$	09/30/2009 ThU.S$
Wood	376,279	414,200
Forestry work	308,779	250,955
Depreciation	133,663	143,744
Other costs	823,360	771,515

Total sales costs	1,642,081	1,580,414

Profitability index	09/30/2010 ThU.S$	12/31/2009 ThU.S$
Profitability on equity	8.93	4.92
Profitability on assets	4.91	2.81
Return on operating assets	7.13	3.13

Profitability ratios	09/30/2010	09/30/2009
Income per share (U.S.$) (1)	3.85	1.36
EBITDA (2)	986,551	485,650
Income after tax (ThU.S.$) (3)	436,376	159,198
Gross margin (ThU.S.$)	1,091,295	647,190
Financial costs ( ThU.S.$)	(169,185)	(129,482)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Earnings before income tax, interest, depreciation, amortization and financial expenses.
(3)	Includes interest.

3.	DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

4.	MARKET SITUATION

Pulp

The third quarter of 2010 was quite stable in terms of global pulp prices. There were adjustments in some markets due to the difficulty of transferring the increases incurred during the previous quarters to the price of end products. These adjustments appeared at the end of the second quarter.

Global inventory, measured in days of production, began to raise from a very low level in late June, from 21 days in short fiber and 29 days in long fiber to 27 and 38 days respectively, late in the third quarter. These levels are still considered within a normal range. However, this increase had an impact in price stabilization and in some cases it has produced downward adjustments, especially in short fiber. The performance of Asia, in general, remains the same as in the late second quarter.

In China it was difficult to transfer pulp prices to paper. The oversupply of paper in China, due to new productions, has influenced the rest of Asia negatively impacting pulp sales, and forcing to make concessions in prices. The adjustments are especially in short fiber due to the aggressiveness of Asian pulp producers (China and Indonesia), with few alternatives of sales outside the region. In part, this is due to the new Rizhao pulp plant that started operations in late second quarter and that during the third quarter began selling large production volumes.

Despite this, the adjustments have been moderate for pulp produced in Asia. There were only major adjustments in short fiber produced in China and Indonesia, and long fiber from Russia. Regarding to the latter, there was an aggressive downward adjust, which was not followed by the market in general and therefore the trend was quickly reversed by the Russian producers. In Asia, the two biggest difficulties of the quarter were the oversupply of paper and the start up of the new short fiber pulp mill.

The situation in Europe has been different. Inventories are still relatively low and paper demand active, even during the European summer months. Due to the market situation in Asia, prices stopped increasing and they remain stable. The paper market is still active in almost all levels: writing, printing, tissue, packaging, etc. It currently bears between 6 and 8 weeks of orders. The lower level of inventories implied that paper customers would like to ensure supply, but consumption as such has not changed and remains stable or with seasonal increases.

In Latin America the market is active, prices are stable and inventories are low. Pulp prices are following the global trend, but the safe and regular supply has become a priority for customers. In the Fluff pulp market, regularity and security of supply has meant a stable price at an appropriate level and there is no evidence of major changes.

Less regular markets used to spot prices, get more supply and prices are no longer as those observed during the second quarter. These are the only markets where prices have fallen more significantly, however, there is no crash and levels still remain high.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

4.	MARKET SITUATION, continued

Sawn Timber

The real estate and construction market in the United States has shown a slight rise during the third quarter of 2010. The housing start index reached 610,000 units per year in September. However, current levels of construction are still low compared to the average of the last 10 years.

During the third quarter of this year, the demand for forestry products registered a slight decrease in all markets. This has caused sales prices to fall, especially in China, Korea, Mexico and Taiwan.

Also, there was a decrease in sale prices of moldings and lumber when compared with last quarter. This is the result of a surplus in inventories held by most distributors.

During this quarter, sales in the local market have been greater than for the previous year, driven mainly by the requirements of the reconstruction of Chile after the earthquake.

Panels

At the end of the third quarter of 2010, consolidated sales of panels showed a significant rise of 39% and sales volume increased 19% compared to the same period last year. Most of all, this allows us to appreciate the strong recovery in sale prices in all product lines.

MDF and Particleboard have led the recovery and have continued showing strong volume increases, 25% and 40% respectively. This has been driven mainly by the demand in Brazil and Argentina, which has been estimated to remain strong until the end of the year.

Although during this period the demand for MDF and Plywood boards maintained its growth in both price and volume in the rest of Latin American markets. The last quarter of this year already shows an adjustment in price and a decrease in demand. This is due mainly to the higher levels of inventory maintained in the different distribution channels and to the aggressive strategies of competitors in the market.

During this period, prices of MDF moldings to USA continued to rise, resulting primarily from the post-earthquake effect. But for the remainder of the year, prices are already being adjusted downward by 4% since the demand in U.S.A. has still not recovered and local moldings manufacturers have taken very aggressive positions to regain market share.

Regarding Plywood, Europe had been showing signs of recovery in terms of volume and price, but after the summer holidays in the northern hemisphere activity has not picked up as expected, leaving importers with high inventories. For the remainder of the year there could be some pressure causing a slight decrease in prices.

In summary, this period has shown positive figures in terms of volume and prices. However, the fourth quarter anticipates some price declines due to the deceleration of the market, high inventories held by clients and more aggressiveness by competitors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

5.	ANALYSIS OF CASH FLOW

The main components of net cash flow at September 30, 2010 and 2009 are as follows:

	09/30/2010 MUS$	09/30/2009 MUS$
Positive (negative) Cash flow
Cash flow from operating activities	582,382	551,870
Cash flow from financing activities:
Loan and bond payments	212,456	444,275
Dividend payments	(56,759)	(101,772)
Others	849	945
Cash flow from investment activities:
Purchase and sales of permanent investments	(41,082)	(165,610)
Incorporation and sale of property, plant and equipment	(253,126)	(186,828)
Incorporation and sale of biological assets	(88,526)	(76,921)
Other	(2,282)	(1,089)

Net cash flow for the period	353,912	464,870

We had a positive operating cash flow of U.S.$582 million in the current period compared to a positive balance of U.S.$552 million in 2009. The positive operating cash flow resulted from an increase in client recovery and was partially offset by lower payments to suppliers.

Cash flow from financing activities as of September 30, 2010 had a positive balance of U.S.$156 million compared to a positive balance of U.S.$343 million for the same period in 2009. This change resulted from lower received loans in the year 2010.

The investment cash flow decreased of U.S.S$385 million (U.S.$430 million in period 2009) at the end of the current period, due principally to payments for acquisition of property, plant and equipment and capital contribution from associated parties.

6.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2010, a ratio of fixed rate debt to total consolidated debt of approximately 92.6%, which it believes is consistent with industry standards. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

	Note	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	889,553	534,199
Other financial current assets	22	2,902	8,426
Other current non-financial assets		155,497	118,133
Trade and Other receivables-net	22	912,436	558,441
Related party receivables	13	7,922	16,327
Inventories	3	701,062	620,058
Biological assets, current	20	292,307	310,832
Tax assets		62,890	105,897
Total Current Assets		3,024,569	2,272,313
Non-Current Assets
Other non-current financial assets	22	34,198	29,078
Other non-current and non-financial assets		45,324	35,196
Investment accounted through equity method	15	496,509	476,101
Intangible assets	19	11,380	11,154
Goodwill		65,460	63,776
Property, plant and equipment	7	5,004,044	4,969,753
Biological assets, non-current	20	3,467,267	3,446,696
Deferred tax assets	6	121,990	109,760
Total non-current assets		9,246,172	9,141,514
Total Assets		12,270,741	11,413,827

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

	Note	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Liabilities
Current Liabilities
Other financial liabilities, current	22	565,928	535,557
Trade and Other payables	22	407,639	321,892
Related party payables	13	10,377	10,136
Other provisions, current	18	5,628	5,169
Tax liabilities		59,742	2,202
Current provision for employee benefits	10	2,726	2,372
Other non-current financial liabilities		207,753	74,085
Total Current Liabilities		1,259,793	951,413
Non-Current Liabilities
Other non-current financial liabilities		2,891,956	2,678,010
Other non-current provisions	18	7,387	9,463
Deferred tax liabilities	6	1,301,218	1,256,090
Non-current provision for employee benefits	10	34,018	25,295
Other non-current financial liabilities		129,779	111,123
Total non-current liabilities		4,364,358	4,079,981
Total liabilities		5,624,151	5,031,394
Net Equity
Issued capital		353,176	353,176
Accumulated profit/loss		6,158,117	5,893,799
Other reserves		31,043	21,618
Net equity attributable to parent company		6,542,336	6,268,593
Non-parent participation		104,254	113,840
Total net equity		6,646,590	6,382,433
Total net equity and liabilities		12,270,741	11,413,827

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-September		July-September
		2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Income Statement
Revenue	9	2,733,376	2,227,604	1,035,107	834,664
Cost of sales		(1,642,081)	(1,580,414)	(614,134)	(572,003)
Gross profit		1,091,295	647,190	420,973	262,661
Other operating income	2	179,617	143,719	80,257	52,209
Distribution costs		(271,167)	(287,924)	(103,361)	(105,003)
Administrative expenses		(226,844)	(176,631)	(74,773)	(65,244)
Other operating expenses		(40,684)	(35,651)	(12,159)	(5,626)
Other income (loss)		134	(419)	(141)	29
Financial income		14,026	14,702	3,298	5,417
Financial costs	2	(169,185)	(129,482)	(61,622)	(46,037)
Participation in (loss) profit in associates and joint ventures accounted through equity method	15	(3,038)	5,682	(919)	(265)
Exchange rate differences	11	(14,112)	21,161	11,878	20,766
Income before income tax		560,042	202,347	263,431	118,907
Income tax	6	(123,666)	(43,149)	(64,332)	(23,376)
Net Income		436,376	159,198	199,099	95,531
Profit attributable to equity holders
Profit attributable to parent company		435,347	153,373	198,818	93,330
Profit attributable to non-parent company		1,029	5,825	281	2,201
Net Income		436,376	159,198	199,099	95,531
Basic earnings per share
Earnings per share from counting operations		0.0038474	0.0013555	0.0017571	0.0008248
Earnings per share from discontinued operations		0	0	0	0
Basis earnings per share		0.0038474	0.001355	0.0017571	0.0008248
Earnings per diluted shares
Earnings per diluted share from counting operations		0.0038474	0.0013555	0.0017571	0.0008248
Earnings per diluted share from discontinued operations		0	0	0	0
Basic earnings per diluted share		0.0038474	0.0013555	0.0017571	0.0008248

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

COMPREHENSIVE INCOME STATEMENT

	Note	January-September		July-September
		2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Net Income		436,376	159,198	199,099	95,531
Other comprehensive income, before tax
Exchange difference on conversion
Profit (loss) for exchange differences before tax	11	28,775	159,170	54,494	61,106
Other comprehensive income before tax, exchange difference on conversion		28,775	159,170	59,494	61,106
Cash flow hedges
Profit (loss) for cash flow hedges before tax		(23,118)	(4,300)	(21,222)	313
Other comprehensive income, before tax, cash flow hedges		(23,118)	(4,300)	(21,222)	313
Participation in Other comprehensive income in associates and joint ventures through equity method		928	760	887	(368)
Other comprehensive income, before tax		6,585	155,630	39,159	61,051
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		3,930	731	3,608	(53)
Income tax related to Other comprehensive income		3,930	731	3,608	(53)
Other comprehensive income		10,515	156,361	42,767	60,998
Total comprehensive income		446,891	315,559	241,866	156,529
Comprehensive Income Statement attributable to:
Comprehensive income statement attributable to parent company		444,772	296,994	238,715	149,609
Comprehensive income statement attributable to non-parent company		2,119	18,565	3,151	6,920
Total comprehensive income		446,891	315,559	241,866	156,529

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

09/30/2010	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Profit or loss on the remeasurement of financial assets available for sale ThU.S.$	Other Reserves ThU.S.$	Accumulated Profit (Loss) ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non-parent company ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Profit (loss)	0	0	0	0	0	435,347	435,347	1,029	436,376
Other comprehensive income	0	27,685	(19,188)	928	9,425	0	9,425	1,090	10,515
Comprehensive income	0	27,685	(19,188)	928	9,425	435,347	444,772	2,119	446,891
Dividends	0	0	0	0	0	(171,029)	(171,029)	0	(171,029)
Increase (decrease) for transfers and Other changes	0	0	0	0	0	0	0	(11,705)	(11,705)
Total Changes in equity	0	27,685	(19,188)	928	9,425	264,318	273,743	(9,586)	264,157
Closing balance at 09/30/2010	353,176	55,236	(24,008)	(185)	31,043	6,158,117	6,542,336	104,254	6,646,590

09/30/2009	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Profit or loss on the remeasurement of financial assets available for sale ThU.S.$	Other Reserves ThU.S.$	Accumulated Profit (Loss) ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non-parent company ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007,236
Changes in equity
Comprehensive income statement
Profit (loss)	0	146,430	(3,569)	760	143,621	153,373	153,373	5,825	159,198
Other comprehensive income	0	0	0	0	0	0	143,621	12,740	156,361
Comprehensive income	0	146,430	(3,569)	760	143,621	153,373	296,994	18,565	315,559
Dividends	0	0	0	0	0	(51,913)	(51,913)	0	(51,913)
Increase (decrease) for transfers and Other changes	0	0	0	0	0	0	0	(13,293)	(13,293)
Total Changes in equity	0	146,430	(3,569)	760	143,621	141,460	245,081	5,272	250,353
Closing balance at 09/30/2009	353,176	10,207	(3,569)	(2,255)	4,383	5,777,076	6,134,635	122,954	6,257,589

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows-Direct Method

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENT OF CASH FLOWS-DIRECT METHOD

Cash Flows from (used in) Operating Activities, Direct Method	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
Statement of Cash flows
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	2,766,001	2,504,731
Receipts from premiums and claims, annuities and other policy benefits	100,000	0
Other cash receipts from operating activities	119,598	124,805
Classes of cash payments
Payments to suppliers for goods and services	(2,112,995)	(1,879,819)
Payments to and behalf of employees	(159,211)	(137,311)
Other cash payments from operating activities	(2,694)	(868)
Dividends paid	(10,474)	(13,323)
Dividends received	6,353	17,028
Interest paid	(151,001)	(120,884)
Interest received	5,220	14,928
Income taxes refund (paid)	21,221	17,355
Other inflows (outflows) of cash	364	11,905
Net Cash flows from (used in) Operating Activities, Total	582,382	551,870
Cash flows from (used in) Investing Activities
Cash flows from losing control of subsidiaries or other business	0	7
Cash flow used in obtaining control of subsidiaries or other businesses	(7,523)	(165,617)
Payments to acquire equity or debt instruments of other entities	(33,559)	0
Capital contributions to joint ventures	0	0
Proceeds from sale of property, plant and equipment	4,652	1,307
Purchase of property, plant and equipment	(257,778)	(188,135)
Purchase of intangible assets	(1,705)	(966)
Proceeds from sale of other financial assets	829	1,793
Purchase of biological assets	(89,355)	(78,714)
Cash receipts from repayment of advances and loans made to other parties	0	0
Other inflows (outflows) of cash	(577)	(123)
Cash flows from (used in) Investing Activities	(385,016)	(430,448)
Cash flows from (used in) Financing Activities
Loans obtained in long term	612,403	636,457
Loans obtained in short term	158,145	687,104
Total Loans obtained	770,548	1,323,561
Loan payments	(558,092)	(879,286)
Dividends paid	(56,759)	(88,449)
Other inflows (outflows) of cash	849	945
Cash flows from (used in) Financing Activities	156,546	356,771
Net increase (decrease) of Cash and Cash Equivalents	353,912	464,870
Effect of exchange rate variations on cash and cash equivalents
Effect of exchange rate s on cash and cash equivalents	1,442	25,256
Net increase (decrease) of Cash and Cash equivalents	355,354	490,126
Cash and cash equivalents, at the beginning of the period	534,199	167,308
Cash and cash equivalents, at the end of the period	889,553	657,434

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A., Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030 and subject to audit by the Superintendency. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. By virture of their registration in the Registry, each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr.Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at September 30, 2010:

•	Consolidated Balance Sheet

•	Consolidated Statement of Income

•	Comprehensive Income Statement

•	Consolidated Statement of Changes in Net Equity

•	Consolidated Statement of Cash Flows – Direct Method

•	Disclosure of Explanatory Information (notes)

Period Covered by the Financial Statements

January 1, 2010 to September 30, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period between January 1, 2010 and September 30, 2010 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 433 on November 23, 2010.

Functional Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

Arauco has defined the U.S. Dollar as its main functional currency.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

All significant information required by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), is presented in these interim consolidated financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that qualify as Special Purpose Entities. However, they are controlled by Arauco, which is determined, in part, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying interim consolidated financial statements of Arauco include the balance sheet, statements of income from operations and cash flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

IFRS Compliance Declaration

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 09/30/2010 (ThU.S. $)	Amount at 12/31/2009 (ThU.S. $)	Equity Hedging >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	651,400	398,693	N/A	✓	N/A
Forestal Río Grande S.A. Loan	112,107	138,837	✓(3)	N/A	✓(3)
Bilateral Bank Loan	240,737	255,304	✓	✓	N/A
Other Loans	65,576	156,639	No Financial Covenants Required
Foreign Bonds	2,356,213	2,252,838	No Financial Covenants Required

N/A:	Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)

(2)	Debt Level (financial debt divided by: total assets)

(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Arauco has complied with all financial covenants at September 30, 2010.

Debt instruments ratings at September 30, 2010 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousand of U.S. Dollars) as at September 30, 2010, and December 31, 2009:

In ThU.S.$	09/30/2010	12/31/2009
Equity	6,542,336	6,268,593
Bank Loans	418,420	550,780
Financial Leases	362	608
Bonds	3,007,613	2,651,531

Capital	9,968,731	9,471,512

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the next financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of September 30, 2010 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these consolidated financial statements.

a) Basis for Presentation of financial information

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

These interim consolidated financial statements have been prepared under IAS 34.

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

•	Property, Plant and Equipment

For property, plant and equipment in a business acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 20.

•	Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits, the future effects of which need to be estimated by the management of the Company, in collaboration with its legal advisers. Arauco reserved the appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the interim consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Interim consolidated financial statements for the period between January 1, 2010 and September 30, 2010 include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making such relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 23.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The interim consolidated financial statements are presented in U.S. Dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii) Foreign Currency Translations – Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency (U.S. Dollars) using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other financial liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollective amounts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time remains in equity and is recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the normal course of business, less cost of sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

i) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other profit (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statment in the period in which they occur.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

j) Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the income statement and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

k) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

l) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

m) Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

n) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lesee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

o) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

p) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

q) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified with the best possible estimate at the end of each period.

r) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 23 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

s) Minimum dividend

Article No. 79 of the Privately Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable profit, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other non-current Financial Liabilities.

t) Impairment

Non-financial Assets

The carrying amounts of property, plant and equipment are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are made write-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

u) Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company to conditions established within collective or individual contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

v) Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade payables and Other payables.

w) Joint Venture Equity

Joint venture equity is recognized using the equity method.

x) Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB:

Rules and amendments	Content	Mandatory application date
IFRS 9	Financial instruments, classification and reasurement	January 1, 2013

Amendment to IAS 24	Related parties disclosures	January 1, 2011

Amendment to IAS 32	Classification for emission rights	January 1, 2010

Amendment Improve to NIIF	Amendments collection to NIIF 7	January 1, 2011

Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011

IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	09/30/2010	12/31/2009
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities current and non-current, have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	09/30/2010	12/31/2009
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

Dividends paid at September 30, 2010:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 56,759
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 25,957
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.22940

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.78168

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Financial Assets available for sale Reserves.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to the portion of profit or swap net loss coverage existing at Arauco as of September 30, 2010.

Financial assets available for sale Reserve

This mainly corresponds to the value in Other comprehensive income of investment in associates.

d)	Disclosures of other Information

Below are balances of Other Income by activity, Financing Costs and Participation in profit (loss) of associates and joint venture as of September 30, 2010 and 2009, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	179,617	143,719	80,257	52,209
Gain from changes in fair value of biological assets	146,692	115,017	74,065	39,097
Sales revenue from carbon bonds	0	3,170	0	3,170
Revenue from export promotion	4,650	2,507	1,637	0
Earthquake insurance net effect	7,471	0	(2,179)	0
Leases received	1,729	2,823	501	960
Adjustment selling expense provisions from previous period	6,295	5,463	741	1,864
Other operating results	12,780	14,739	5,492	7,118
Classes of Financing Costs
Financing Costs, Total	(169,185)	(129,482)	(61,622)	(46,037)
Interest costs	(158,177)	(118,729)	(57,700)	(43,141)
Interest on bank loans	(158,177)	(118,729)	(57,700)	(43,141)
Other financing costs	(11,008)	(10,753)	(3,922)	(2,896)
Classes of Participation in Profit (Loss) of associates and joint venture accounted through Equity Method
Total	(3,038)	5,682	(919)	(265)
Investments in associates	1,876	4,041	1,593	(74)
Joint ventures	(4,914)	1,641	(2,512)	(191)

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Raw Materials	84,076	85,706
Production Supplies	57,944	64,978
Work in progress	53,391	26,154
Finished goods	406,595	335,234
Parts	98,886	107,384
Other Inventories	170	602
Total Inventories	701,062	620,058

As of September 30, 2010, a cost of sales of inventories of ThU.S.$1,605,969 was recognized (ThU.S.$1,534,015 at September 30, 2009).

As of September 30, 2010, a net increased provision for obsolescence effects mainly caused by the earthquake and tsunami of ThU.S.$18,947 was recognized. As of September 30, 2009 there was a provision for parts obsolescence of ThU.S.$300.

The inventories impairment provision amounted to ThU.S.$26,471 as of September 30, 2010 (ThU.S.$7,524 as of December 31, 2009), whereby ThU.S.$8,551 corresponds to parts and ThU.S.$17,920 materials and supplies.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Cash on hand	327	244
Banks	49,579	28,756
Short term deposit	503,910	281,873
Mutual funds	335,737	223,326
Total	889,553	534,199
Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0
Other reconciliations items, cash and cash equivalents	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0
Cash and cash equivalents	889,553	534,199
Cash and cash equivalents, reported in the Cash Flow Statement	889,553	534,199

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalentsheld by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	22,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2009 Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (currently named Arauco do Brasil S.A.)
Cash paid for acquisitions and cash equivalents	166,977
Cash and cash equivalentsheld by acquired entities	(2,891)
Net cash paid to acquire entities	164,086

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	107,429

2009 Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Cash paid for acquisitions and cash equivalents	10,131
Cash and cash equivalentsheld by acquired entities	(106)
Net cash paid to acquire entities	10,025

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	12,367

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of September 30, 2010 and applied uniformly to all items presented in these interim consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of September 30, 2010 do not show changes in accounting policies compared to the same period last year.

The consolidated financial statements of Arauco as of December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Company in Advance

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3, adopted in the year 2009.

IAS 3 (Revised), Business combinations, adopted in the year 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	09/30/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Assets related to Provisions	4,537	3,759
Deferred Tax Assets related to accrued liabilities	7,816	6,690
Deferred Tax Assets related to Post-Employment obligations	6,216	4,677
Deferred Tax Assets related to Restatement of Property, Plant and equipment	3,396	3,065
Deferred Tax Assets related to Financial Instruments Restatements	5,403	1,913
Deferred Tax Assets related to tax losses	53,578	53,292
Valuation of biological assets	9,129	11,424
Valuation of inventory	4,194	1,939
Income provision	2,713	2,571
Trade debtors and receivables	3,961	4,878
Intangible revaluation differences	10,503	10,584
Deferred Tax Assets related to Others	10,544	4,968

Deferred Tax Assets Total	121,990	109,760

As of the date of the present financial statement some of Arauco’s subsidiaries show tax losses of ThU.S.$244,842 (ThU.S.$241,596 at December 31, 2009) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

Currently Arauco has not recognized deferred taxes associated with temporary differences arising from investments in joint ventures, because it controls dates where temporary differences will be reversed and/or not likely that those differences will change in the foreseeable future. The estimated amount as of September 30, 2010 of unrecognized deferred tax is approximately ThU.S.$8,082.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details deferred tax liabilities:

Deferred Tax Liabilities	09/30/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Liabilities related to Restated Property, Plant and equipment	680,020	682,540
Deferred Tax Liabilities related to Financial Instrument restatement	8,559	7,704
Valuation of biological asset	510,946	508,285
Valuation of inventory	11,891	10,001
Valuation of prepaid expenses	31,592	27,006
Deferred Tax Liabilities related to Others	58,210	20,554

Deferred Tax Liabilities Total	1,301,218	1,256,090

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$29,809 and ThU.S.$109,306 respectively, will be used in a period of 12 months.

Temporary Differences

The following tables summarize current asset and liability timing differences:

	09/30/2010		12/31/2009
Detail of Classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	67,814	0	56,468	0
Tax Loss	54,176	0	53,292	0
Deferred Tax Liabilities	0	1,301,218	0	1,256,090
Total	121,990	1,301,218	109,760	1,256,090

Detail of Temporary Difference Profit and Loss Amounts	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Deferred Tax Assets	5,482	(3,707)	4,312	813
Tax Loss	1,933	3,168	(2,692)	(557)
Deferred Tax Liabilities	(42,725)	(34,960)	508	(4,342)

Total	(35,310)	(35,499)	2,128	(4,086)

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Current income tax expense	(93,237)	(13,149)	(66,073)	(18,257)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	5,824	2,063	143	(796)
Previous period current tax adjustments	(519)	3,980	(250)	165
Other current tax expenses	(424)	(544)	(280)	(402)

Total Income (expense) Current Tax, Net	(88,356)	(7,650)	(66,460)	(19,290)

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(27,943)	(38,667)	14,120	(3,529)
Deferred expense (income) from taxes relative to tax rate changes or new fees	(9,300)	0	(9,300)	0
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	1,933	3,168	(2,692)	(557)

Total Income (expense) Deferred Tax, Net	(35,310)	(35,499)	2,128	(4,086)

Income (expense) due to Income Tax Total	(123,666)	(43,149)	(64,332)	(23,376)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details the income tax for foreign and national companies as of September 30, 2010 and 2009, respectively:

	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Foreign current tax	(39,179)	(17,670)	(16,595)	(4,324)
National current tax	(49,177)	10,020	(49,865)	(14,966)
Current tax, Total	(88,356)	(7,650)	(66,460)	(19,290)
Foreign deferred tax	11,708	(5,346)	2,773	45
National deferred tax	(47,018)	(30,153)	(645)	(4,131)
Deferred tax, Total	(35,310)	(35,499)	2,128	(4,086)

Income (expense) due to Income Tax, Total	(123,666)	(43,149)	(64,332)	(23,376)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Tax Expense Using Legal Rate	(95,207)	(34,399)	(44,783)	(20,215)
Tax effect of rates in other jurisdictions	(15,260)	(14,642)	(10,765)	(4,399)
Tax effect of non taxable ordinary income	5,833	12,501	(1,121)	6,846
Tax effect of non tax deductible expenses	(13,020)	(12,704)	(5,156)	(8,433)
Tax effect of tax rates changes	(9,300)	0	(9,300)	0
Tax effect of excess tax for previous periods	(519)	3,821	(250)	3
Other Increases (Decreases) Legal Taxes	3,807	2,274	7,043	2,822

Adjustment to Tax Expense using the Legal Rate, Total	(28,459)	(8,750)	(19,549)	(3,161)

Tax Expenses Using the Effective Rate	(123,666)	(43,149)	(64,332)	(23,376)

The deferred taxes related to financial hedging instruments, corresponds to a credit to ThU.S.$3,930 at September 30, 2010 (ThU.S.$ 731 at September 30, 2009), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Properties, Plant and Equipment, Net	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Construction in progress	464,430	433,269
Land	821,594	743,950
Buildings	1,415,626	1,353,461
Plant and equipment	2,203,002	2,328,457
Information technology equipment	17,333	18,178
Fixed facilities and accessories	3,538	5,207
Motorized vehicles	9,703	9,791
Others	68,818	77,440

Total Net	5,004,044	4,969,753

Properties, plant and equipment, Gross
Construction in progress	464,430	433,269
Land	821,594	743,950
Buildings	2,508,885	2,370,295
Plant and equipment	4,170,116	4,060,145
Information technology equipment	43,568	42,992
Fixed facilities and accessories	17,075	18,675
Motorized vehicles	32,150	31,066
Others	109,731	112,629

Total Gross	8,167,549	7,813,021

Accumulated depreciation and impairment
Buildings	(1,093,259)	(1,016,834)
Plant and equipment	(1,967,114)	(1,731,688)
Information technology equipment	(26,235)	(24,814)
Fixed facilities and accessories	(13,537)	(13,468)
Motorized vehicles	(22,447)	(21,275)
Others	(40,913)	(35,189)

Total	(3,163,505)	(2,843,268)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	09/30/2010 ThU.S$	12/31/2009 ThU.S$
Collateral amount of property, plant and equipment	56,803	56,799

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment

	09/30/2010 ThU.S$	12/31/2009 ThU.S$
Amount committed for the acquisition of property, plant and equipment	259,960	187,441

	09/30/2010 ThU.S$	12/31/2009 ThU.S$
Disbursements for property, plant and equipment account under construction	208,021	196,271

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of September 30, 2010 and December 31, 2009:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	219,113	81,360	16,696	6,507	113	99	1,352	3,556	328,796
Acquisitions of business	216	660	4,244	21,420	0	0	14	1,137	27,691
Dispositions	(176)	(13,865)	(3,404)	(3,157)	0	0	(179)	(3,524)	(24,305)
Withdrawals	(157)	0	(1,011)	(2,566)	(41)	(1)	(1)	(312)	(4,089)
Depreciation costs	0	0	(49,822)	(118,414)	(1,444)	(606)	(1,408)	(1,285)	(172,979)
Impairment loss recognized in the Income Statement (note 17)	0	0	(25,518)	(107,295)	(63)	0	(102)	(9,342)	(142,320)
Exchange rate increase (decrease) of foreign currency	645	5,207	1,650	14,606	3	(1,431)	76	741	21,497
Other increase/decrease	(188,480)	4,282	119,330	63,444	587	270	160	407	0
Total Changes	31,161	77,644	62,165	(125,455)	(845)	(1,669)	(88)	(8,622)	34,291
Closing balance 09/30/2010	464,430	821,594	1,415,626	2,203,002	17,333	3,538	9,703	68,818	5,004,044

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Dispositions	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(59,311)	(155,981)	(1,859)	(274)	(2,050)	(1,618)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	46,070	156,295	(443)	452	222	12,284	353,782
Closing balance 12/31/2009	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of September 30, 2010 and 2009 is as follows:

Depreciation for the period	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
Cost of sale	133,663	143,744
Administration expenses	6,083	7,950
Other operating expenses(*)	26,179	2,512
Total	165,925	154,206

(*)	The balance of the period 2010, it refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

When assets are leased under a Financial lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Financial Leases Classified by Type of Asset, Leases

	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Property, Plant & Equipment Financial Leasing	389	608
Plant and Equipment	389	608

Reconciliation of Financial Lease Minimum Payments, Lessee

	09/30/2010
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	307	9	298
Due within one and five years	64	0	64
Due beyond five years	0	0	0
Total	371	9	362

	12/31/2009
Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Financial Lease Minimum Payments, Lessor

	09/30/2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,847	500	4,347
Due within one and five years	6,726	432	6,294
Due beyond five years	0	0	0
Total	11,573	932	10,641

	12/31/2009
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Financial Lease Agreements

Arauco holds Financial leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE (IAS 18)

(a) Policy on Revenue recognition from to the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b) Policy on Revenue recognition from to Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Classes of Ordinary Revenue	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Sale of goods	2,664,067	2,162,054	1,004,810	816,535
Service Contracts	69,309	65,550	30,297	18,129
Total	2,733,376	2,227,604	1,035,107	834,664

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated in work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Classes of Benefits and Expenses by Employee

Classes of Benefits Expenses by Employee	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Personnel Expenses	169,622	140,156	65,345	48,559
Wages and salaries	159,211	135,582	60,429	46,772
Compensation for years of service	10,411	4,574	4,916	1,787

The following tables detail the balances and the movement of Payments for years of service provisioned as of September 30, 2010 and December 31, 2009.

	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	2,726	2,372
Non-current	34,018	25,295

Total	36,744	27,667

Movement	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	27,667	20,297
Current service cost	896	840
Interest cost	1,716	2,083
Gain (losses) actuarial	7,512	(575)
Benefits paid	(2,416)	(757)
Increase (decrease) for currency exchange	1,369	5,779
Closing balance	36,744	27,667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities as of September 30, 2010 and December 31, 2009 are as follows:

	09-30-2010 ThU.S.$	12-31-2009 ThU.S.$
Liquid Assets	892,455	542,625
US Dollar	621,698	185,995
Euro	77,063	66,935
Other currencies	80,168	64,879
$ not adjustable	113,529	224,816
U.F.	0	0
Cash and Cash Equivalent	889,553	534,199
US Dollar	618,796	177,569
Euro	77,063	66,935
Other currencies	80,165	64,879
$ not adjustable	113,529	224,816
U.F.	0	0
Other Financial Assets	2,902	8,426
US Dollar	2,902	8,426
Accounts Receivable in short and long term
Accounts Receivable in short and long term	932,969	585,848
US Dollar	667,765	412,826
Euro	26,084	19,348
Other currencies	111,559	36,090
$ not adjustable	116,956	110,394
U.F.	10,605	7,190
Trades and Current Accounts Receivable	912,436	558,441
US Dollar	663,880	397,394
Euro	26,084	19,348
Other currencies	109,732	35,074
$ not adjustable	108,688	102,098
U.F.	4,052	4,527
Trades and Non-Current Accounts Receivable	12,611	11,080
US Dollar	418	4,152
Other currencies	935	102
$ not adjustable	4,705	4,163
U.F.	6,553	2,663
Accounts Receivable from related parties, current	7,922	16,327
US Dollar	3,467	11,280
Euro	0	0
Other currencies	892	914
$ not adjustable	3,563	4,133
Other Assets	10,445,317	10,285,354
US Dollar	10,261,338	10,016,050
Euro	358	57
Other currencies	74,551	86,720
$ not adjustable	94,553	163,233
U.F.	14,517	19,294
Total Assets	12,270,741	11,413,827
US Dollar	11,550,801	10,614,871
Euro	103,505	86,340
Other currencies	266,275	187,689
$ not adjustable	325,038	498,443
U.F.	25,122	26,484

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Local and foreign currency, continued

	09-30-2010		12-31-2009
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$
Total Liabilities, current	809,811	449,982	611,908	339,505
US Dollar	703,486	447,989	0	318,247
Euro	4,022	0	3,922	0
Other currencies	42,181	1,088	16,962	18,959
$ not adjustable	48,975	0	24,678	0
U.F.	11,147	905	4,060	2,299
Other Financial Liabilities, current	115,946	449,982	196,052	339,505
US Dollar	96,092	447,989	195,047	318,247
Other currencies	13,603	1,088	27	18,959
U.F.	6,251	905	978	2,299
Bank loans	63,649	50,801	150,964	52,011
US Dollar	50,046	49,713	150,937	33,052
Other currencies	13,603	1,088	27	18,959
Financial leases	111	187	361	0
U.F.	111	187	361	0
Other loans	52,186	398,994	44,727	287,494
US Dollar	46,046	398,276	44,110	285,195
U.F.	6,140	718	617	2,299
Other Financial Liabilities, current	693,865	0	415,856	0
US Dollar	607,394	0	367,239	0
Euro	4,022	0	3,922	0
Other currencies	28,578	0	16,935	0
$ not adjustable	48,975	0	24,678	0
U.F.	4,896	0	3,082	0

	09-30-2010		12-31-2009
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$
Total Liabilities, non-current	2,544,689	1,819,669	2,479,289	1,600,692
US Dollar	1,426,342	1,300,493	1,434,486	1,322,361
Euros	0	0	0	0
Other currencies	295,362	4,298	271,572	4,220
$ not adjustable	692,569	0	651,318	0
U.F.	130,416	514,878	121,913	274,111
Other Financial Liabilities, non-current	1,072,287	1,819,669	1,077,318	1,600,692
US Dollar	935,745	1,300,493	955,080	1,322,361
Other currencies	6,126	4,298	325	4,220
U.F.	130,416	514,878	121,913	274,111
Bank loans	275,269	28,701	271,182	76,623
US Dollar	269,143	24,403	270,857	72,403
Other currencies	6,126	4,298	325	4,220
Financial leases	64	0	247	0
U.F.	64	0	247	0
Other loans	796,954	1,790,968	805,889	1,524,069
US Dollar	666,602	1,276,090	684,223	1,249,958
U.F.	130,352	514,878	121,666	274,111
Other Financial Liabilities, non-current	1,472,402	0	1,401,971	0
US Dollar	490,597	0	479,406	0
Other currencies	289,236	0	271,247	0
$ not adjustable	692,569	0	651,318	0
U.F.	0	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	(5,751)	17,760	3,624	18,750
Conversion reverse	27,685	146,430	56,624	56,387

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to Financial these investment projects.

	January-September		July-September
Property, plant and equipment capitalized cost	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Property, plant and equipment capitalized interest cost rate	6.03%	5.86%	6.16%	5.84%
Amount of the capitalized interest cost, property, plant and equipment	6,569	8,868	2,051	3,079

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Limited Company Law as related parties that do not differ significantly among themselves.

Outstanding balances with related parties at the end of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

		Origin	Functional	% Share 09/30/2010			% Share 12/31/2009
ID Nº	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9762	99.9762	0	99.9762	99.9762
—	Arauco Australia S.A.	Australia	U.S. Dollar	0	99.9986	99.9986	0	99.9986	99.9986
96547510-9	Arauco Bio Energía S.A. (Arauco Generación S.A.)	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9991	99.9991	0	99.9991	99.9991
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A. (ex-Placas do Paraná S.A.)	Brazil	Real	2.5866	97.4120	99.9986	0	99.9986	99.9986
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9989	79.9989	0	79.9989	79.9989
—	Arauco Forest Brasil S.A.	Brazil	Real	23.6297	73.3692	99.9989	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9991	99.9991	0	99.9991	99.9991
96563550-5	Arauco Internacional S.A.	Chile	U.S. Dollar	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9895	99.9895	0	0	0
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
—	Empreendimientos Santa Cruz S.A. (ex - Lucchese Empreendimientos E Participacoes Ltda.	Brazil	Real	0	99.9885	99.9885	0	99.9885	99.9885
—	Faplac S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9979	99.9979
—	Flooring S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9984	99.9984
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A.	Argentina	U.S. Dollar	0	99.9885	99.9885	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	9.1600	90.8387	99.9987	9.1600	90.8387	99.9987
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9986	99.9986	0	99.9986	99.9986
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9767	99.9767	0	99.9767	99.9767
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9895	99.9895	0	0	0
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Paraná S.A.	Brazil	Real	0	0	0	7.8207	92.1780	99.9987
—	Savitar (Forestal Talavera S.A.)	Argentina	U.S. Dollar	0	99.9941	99.9941	0	99.9985	99.9985
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-September		July-September
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Salaries and bonus	28,964	23,059	8,574	6,162
Diet Directory	1,097	997	375	336
Termination benefits	885	801	194	429
Total	30,946	24,857	9,143	6,927

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	956	169
CMPC Celulosa S.A.	96,532,330-9	Indirect	Chile	Chilean pesos	30 days	748	0
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	2,963	0
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	336	3,247
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	892	818
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	2,027	717
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	0	96
El Esparragal Asoc. Agraria de Resp. Ltda.	—	Other related party	Uruguay	U.S. Dollar	30 days	0	11,280

Total						7,922	16,327

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	8,302	7,823
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	449	326
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	4
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	0	847
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	5	0
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	30 days	117	0
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	20	7
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	2	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	1,186	595
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	292	530

Total						10,377	10,136

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	2,334	2,500
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	174	294
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	55,526	69,638
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	2,534	4,390
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	870	2,186
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	9,695	27,596
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	5,466	18,917
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	26,928	57,340
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Supplies	0	547
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	979	1,145
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	975	1,480
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	4,694	8,162
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Asociates	Chile	Chilean pesos	Telephone services	160	224
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Chilean pesos	Logs and fixed asset	49	325

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin		Transaction Detail	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	1,234	12,342
Dynea Brasil S.A.	—	Associates	Brazil	Real	Management service	160	529
Dynea Brasil S.A.	—	Associates	Brazil	Real	Fuel	259	682
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Electrical power	15,957	19,580
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	27,005	29,688
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	6,164	7,457
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	18,291	16,689
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	1,436	823
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Inputs	2,784	192
Cartulinas CMPC S.A.	96,731,890-6	Indirect	Chile	Chilean pesos	Pulp	11,425	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value off the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized profits are eliminated.

Disclosure of Subsidiary Investments

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 to acquire 50% of the shares of Dynea Brasil S.A. This resulted in Placas do Paraná S.A. (now Arauco do Brasil S.A.) holding 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other profit (loss).

Dynea Brasil S.A. was merged by Placas do Paraná S.A. in April, 2010.

On 26 August, 2009, Placas do Paraná S.A., Arauco’s Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (now Arauco do Brasil S.A.) through a purchase agreement signed with SCS Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. Placas do Paraná S.A. paid ThU.S.$166,977 for Tafisa Brasil S.A.’ shares. As of December 31, 2009, goodwill was estimated to be ThU.S.$56,657. The acquisition of this partnership will allow Arauco to strengthen its presence in the Brazilian market for fiberboards, where it is already involved through Placas do Paraná S.A.

On January 1, 2010, Placas do Paraná S.A. was merged with Arauco do Brasil S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131. Previously, on March 28, 2008, through its subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of Savitar. This acquisition generated a profit of ThU.S.$701 presented in the Consolidated Statements of Income under Other profit (loss).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933

Total Assets	46,464

Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854

Total Liabilities	15,828

Tafisa S.A.	08/26/2009 ThU.S.$
Cash	2,891
Trade accounts receivable	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949

Total Assets	339,220

Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions (*)	31,250
Other liabilities	84,204

Total Liabilities	228,900

(*)	corresponds to legal provisions (see Note 18)

Savitar (Forestal Talavera S.A.)	06/30/2009 ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278

Total Assets	18,915

Trade payables	505
Deferred income tax	5,888
Other liabilities	49

Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is as follows:

2010	Dynea ThU.S.$
Paid value	15,000
50% acquired in previous years	14,523
Fair value of assets and liabilities acquired	30,636
Negative goodwill	(1,113)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2009	Tafisa ThU.S.$	Savitar ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

Details of the subsidiaries are set out in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary	Aserraderos Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992%

	09/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	375,561	55,003
Non-current of subsidiary	235,072	19,621
Total subsidiary	610,633	74,624

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
Income of subsidiary	375,440	288,935
Expenses of subsidiary	(322,652)	(282,953)
Net Gain (loss) of subsidiary	52,788	5,982

Significant subsidiary	Paneles Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992%

	09/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	425,845	55,564
Non-current of subsidiary	323,856	86,536
Total subsidiary	749,701	142,100

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072

	09/30/2010	09/30/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	416,127	334,973
Expenses of subsidiary	(355,272)	(303,605)
Net Gain (loss) of subsidiary	60,855	31,368

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary	Arauco Internacional S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9986%

	09/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	26,161	551,356
Non-current of subsidiary	1,905,506	2,073
Total subsidiary	1,931,667	553,429

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
Income of subsidiary	83,693	60,014
Expenses of subsidiary	(21,252)	(9,994)
Net Gain (loss) of subsidiary	62,441	50,020

Significant subsidiary	Forestal Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9248%

	09/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	7,880	334,066
Non-current of subsidiary	2,923,380	379
Total subsidiary	2,931,260	334,445

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
Income of subsidiary	29,959	33,631
Expenses of subsidiary	(22,424)	(14,340)
Net Gain (loss) of subsidiary	7,535	19,291

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates as of September 30, 2010 and December 31, 2009, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%
	09/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$ 43,840	ThU.S.$41,341

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate

Investments in personalty and real estate, company

acquisitions, securities and investment instruments,

investment management and development and/or

participation in businesses and companies related to

industrial, shipping, forest and commercial activities.

Percentage Share in Associate %	50.00%
	09/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$ 32,309	ThU.S.$ 24,435

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	09/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$ 1,351	ThU.S.$1,263

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	Merged (see Note 14)	50.00%
	09/30/2010	12/31/2009
Cost of Investment in Associate	—	Th U.S. $14,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	09/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$37,734	ThU.S.$36,851

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate

Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the purpose of strengthening company genetic programs and improving the

competitive position of the Chilean forestry industry for priority species.

Percentage Share in Associate %	25.00%
	09/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$20	ThU.S.$31

Summarized financial Information of Associates

	09/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	106,258	33,094
Non-current assets	384,044	10,610
Equity	0	446,598
Total Associates (*)	490,302	490,302

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates (*)	501,803	501,803

	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
Ordinary income	239,846	76,144
Ordinary expenses	(232,113)	(57,447)
Net profit (loss) (*)	7,733	18,697

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates

	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	476,101	141,590
Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	56,559	266,210
Negative goodwill immediately recognized	1,113	36,170
Profit for incorporation in joint ventures	0	28,167
Equity in Ordinary Profit (Loss) investments in associates	1,876	4,084
Equity in Ordinary Profit (Loss) joint ventures	(4,914)	2,537
Dividends Received, Investments in Associates	(5,057)	(20,221)
Increase (Decrease) in foreign exchange translation investment in associates	132	16,125
Other Increase (Decrease) in investment in associates	(29,301)	1,439

Changes in Associate Company Investments, Total	20,408	334,511

Investments in Associates accounted for using the equity method, closing balance	496,509	476,101

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates in the Investment in associates line. They are presented using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates profits that would reverse the negative equity previously generated due to the losses.

Realized Investments

As of September 30, 2010 there are no investments in joint ventures to disclose.

Investments in Uruguay during 2009

a) Stora Enso Amsterdam B.V.-Forestal Cono Sur S.A. joint venture

On October 1, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational Swedish-Finnish company Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date and Arauco agreed to provide 50% of the shares of Forestal Cono Sur S.A.to Stora Enso Amsterdam B.V., resulting in a change of control of this subsidiary. Hence, Arauco has a 50% of participation in Forestal Cono Sur S.A. For accounting purposes, Arauco elected to early adopt IAS 27R “Consolidated and Separate Financial Statements” and recorded a profit as a result of the incorporation of the joint venture of ThU.S.$ 28,167, which is presented in the Financial Income Statement in the line Other Profit (loss).

b) Arauco Internacional S.A.-Stora Enso Amsterdam B.V. joint venture

On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Finnish-Swedish multinational company Stora Enso Oyj (Stora Enso), through its subsidiary Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (along with its subsidiaries El Esparragal Asociación Agraria de Responsabilidad Ltda., and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The 50% paid by Arauco amounted to ThU.S.$116,279, which generated a profit of ThU.S.$36,170.

The following table details the profit recognized upon acquisition:

Grupo Ence ThU.S.$
Equity at fair value at purchase date	304,898
50% of participation purchased by Arauco	152,449
Value paid	116,279
Negative goodwill immediately recognized	36,170

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The assets and liabilities at fair value at the respective operations date, are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	10/01/2009 ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171
Total Assets	264,499
Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744
Total liabilities	7,881

Ence Group	10/16/2009 ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041
Total Assets	455,698
Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493
Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains a forestry equity of approximately 254,000 hectares of land, of which 130,066 hectares are planted.

At a later date as mentioned in above paragraphs, during 2009, Arauco made contributions to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, respectively. In 2010, Arauco made capital contributions to these companies of a total of ThU.S.$33,559.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant investments in Joint Ventures

	09/30/2010		12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	12,729	14,128	5,392	3,122
Non-Current	269,307	1,068	259,307	1,726
Equity	0	266,840	0	259,851
Total Joint Venture	282,036	282,036	264,699	264,699

Investment	133,420		129,925

	09/30/2010		09/30/2009
Incomes	1,958		0
Expenses	(6,180)		0
Joint Venture Net Profit (Loss)	(4,222)		0

	09/30/2010		12/31/2009
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	31,500	49,634	31,539	61,752
Non-Current	411,643	2,120	404,459	22,742
Equity	0	391,389	0	351,504
Total Joint Venture	443,143	443,143	435,998	435,998

Investment	195,606		175,776

	09/30/2010		06/30/2009
Incomes	27,499		0
Expenses	(31,432)		0
Joint Venture Net Profit (Loss)	(3,933)		0

	09/30/2010		12/31/2009
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	20,797	5,626	30,612	6,325
Non-Current	32,389	3,881	33,475	3,942
Equity	0	43,679	0	53,820
Total Joint Venture	53,186	53,186	64,087	64,087

Investment	21,839		26,910

	09/30/2010		09/30/2009
Incomes	32,757		50,186
Expenses	(32,785)		(46,902)
Joint Venture Net Profit (Loss)	(28)		3,284

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of Property plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this period, there were signs of deterioration as follows:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States has led Arauco to decide to permanently close during the year 2009 and 2008 the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel y Coelemu. Arauco has temporarily closed Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value. These estimates were made by both external and internal evaluators.

In the case of the mill and remanufacturing plant that temporarily closed, our assessment of the deterioration indicated that the book value did not exceed the recoverable amount. This assessment was made using projections about factors such as volumes, sales prices and production costs. The discount rate of discounted cashflow used by Arauco to evaluate its projects in Chile is 8%.

Effect from the earthquake

Inmediately after the earthquake that impacted the southern central area of Chile on February 27, 2010, area in which the Company maintain its industrial operations, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible. As of the date of this Financial Statement, all of its facilities are operating except for line 2 of the Arauco Pulp Mill, which will be reopened once the damages are repaired. It is not yet possible to know when production will restart.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

•	All risk of physical assets and profit loss

•	All transport risk and all inventory loss

•	Residential Fire

•	All construction risk

Financial Statement as of September 30, 2010 includes:

U.S.$166 million registered under Trade and Other Receivables for future compensations, associated with physical damages (U.S.$152 million) and operational costs (U.S.$14 million).

These Consolidated Financial Statements account a payment compensation amounting to U.S.$100, basically associated with physical damages (U.S.$30 million) and operational costs and losses caused by downtime (U.S.$ 70 million).

Subsequent to September 30, 2010 Arauco has received as compensation insurances, payments amounting to U.S.$185 million corresponding to advances, which include both compensation for losses caused by physical damages (U.S.$75 million) and downtime (U.S.$10 million).

Related expenses to the damaged produced by the earthquake has been recognized at the moment when events occurred, but accounts receivable from insurance companies related to this expenses, and the effects of the downtime of the plant as a consequence of this event, are recognized only when this charges are virtually certain.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of September 30, 2010 and December 31, 2009 respectively:

Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Third party assessments
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

Impairment	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
La Araucana Saw Mill	498	498
Escuadrón Saw Mill	1,285	1,285
Lomas Coloradas Saw Mill	937	937
Coronel Saw Mill	523	3,167
Coelemu Saw Mill	99	99
Total impairment of Cash-generating unit	3,342	5,986

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment

Information on Impairment of Property, plant and equipment due to technical obsolescence and damages from the earthquake and tsunami as of September 30, 2010 and December 31, 2009:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Technical Obsolescence
	09/30/2010	12/31/2009
Information relevant to the sum of all impairment	ThU.S. $ 2,536	ThU.S. $2,536

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami
	09/30/2010	12/31/2009
Information relevant to the sum of all impairment	ThU.S. $ 142,320	—

The following tables show information on the Impairment provision on Property, plant and equipment and inventories as of September 30, 2010:

Property, plant and equipment	ThU.S.$
Opening balance at 01-01-2010	8,522
Increased provision (earthquake damages)	146,890
Impairment reversion(*)	(4,570)
Closing balance at 06-30-2010	150,842

(*)	Aserraderos Mutrún assets that were write-off and Aserraderos Coronel that were sold.

Inventories	ThU.S.$
Opening balance at 01-01-2010	7,524
Increased provision (earthquake damages)	23,606
Impairment reversion(*)	(4,659)
Closing balance at 06-30-2010	26,471

(*)	It corresponds to inventory that were write-off.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. At September 30, 2010 this goodwill amounted to ThU.S.$ 62,327 (ThU.S.$60,642 at December 31, 2009). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

Discussed below are the lawsuits that Arauco deems relevant to report:

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, our only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos in connection with these proceedings.

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, the Federal Appeal Court decided to accept the precautionary measure requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary measure was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary measure granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary measure, which is final since June 22, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos, considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, the resolution of which is still pending. In order to avoid having the appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to Valdivia Mill of the Company, various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations that were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Criminal Code (Código Penal), Article 136 of the Fishing Law (Ley de Pesca) and Article 38 of the National Monuments Law (Ley de Monumentos Nacionales).

The Public Prosecution Offices (Ministerio Público) closed the investigation and decided not to persist with it. The Warranty Court called the parties to a hearing to communicate this decision of the Public Prosecution Office. On October 18, 2010, at a hearing held before the Warranty Court of San Jose de la Mariquina, the Prosecutor in charge of the investigation announced that the Public Prosecution Office would not continue with the investigation due to the lack of a factual basis for the charges. Such decision was then announced officially by the Court, and it was not challenged.

3. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. This proceeding is still pending, having terminated the period in which the parties are allowed to gather and submit evidence. Currently, Court is waiting the opinion of experts requested by the Court.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

4. With respect to the Valdivia Plant, on March 26, 2010, eleven indigenous communities, located in the borough of San José de la Mariquina, filed a constitutional action (Recurso de Protección) against the Regional Environmental Commission of the Los Ríos Region, in connection with the Exempted Resolution Nº 027 dated February 24, 2010 that favorably qualified the Environmental Impact Study of the project known as “Conduction and Ocean Discharge System for Treated Emissions from the Valdivia Plant”, the holder of which is the Company. This action is based on the grounds of alleged constitutional, legal, and regulatory infractions incurred in by said Resolution, as well as an alleged lack of surveillance and enforcement, acts and omissions, all of which would purportedly violate the constitutional rights set forth in Article 19, numbers 2, 6, 8 and 21 of the Political Constitution of Chile, namely, equality under the Law, freedom of worship, freedom to live in a pollution-free environment, and the right to freely engage in economic activities. The plaintiffs are demanding that the Resolution mentioned above be declared unenforceable.

The constitutional action mentioned above was unanimously rejected by the Court of Appeals of Valdivia on May 26, 1010.

On June 1, 2010, the plaintiffs filed an appeal before the Supreme Court, the judgment of which is still pending.

5. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as subsidiarily responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as subsidiarily responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which decision was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. A court date of November 24, 2010 has been established for the submission of testimonial evidence.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Finally, based on these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general application procedure, claimed by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidiarily responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. The plaintiff then appealed such resolution, which appeal remains pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

6. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court took note of the Company’s request; therefore the IRS should inform to the Court on this request. As of the date of this annual report, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

7. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. As of this date, following all mandatory proceedings, the ordinary probationary period has concluded, and the parties are currently waiting for an expert witness report on causes of the fire.

8. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim.

9. On November 17, 2003, Bosques Arauco S.A., an affiliate of the Company, was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

The Court then ordered the suspension of proceedings, while the ruling on the incidental plea of nullity is pending.

10. On November 28, 2008, APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, APSA legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Provisions as of September 30, 2010 and December 31, 2009 are as follow:

Classes of Provisions	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Provisions, Current	5,628	5,169
Legal claims provision	5,628	5,119
Other provision	0	50
Provisions, non-current	7,387	9,463
Legal claims provision	7,386	9,463
Other provision	1	0

Total Provisions	13,015	14,632

	09/30/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase (decrease) in existing provisions	4,596	0	4,596
Used provisions	(6,853)	(50)	(6,903)
Increase (decrease) in foreign currency exchange	665	0	665
Other increases (decreases)	24	1	25
Total Changes	(1,568)	(49)	(1,617)
Closing balance	13,014	1	13,015

	12/31/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase (decrease) in existing provisions	3,573	50	3,623
Increase (decrease) in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase (decrease) in foreign currency exchange	717	0	717
Other increases (decreases)	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Intangible assets, net	11,380	11,154
Computer software	4,366	4,381
Other identifiable intangible assets	7,014	6,773
Classes of Identifiable intangible assets, gross	26,333	24,535
Computer software	19,319	17,727
Other identifiable intangible assets	7,014	6,808
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(14,953)	(13,381)
Accumulated amortization and impairment, intangible assets	(14,953)	(13,381)
Computer software	(14,953)	(13,346)
Other identifiable intangible assets	0	(35)

Reconciliation between opening and closing book values

	09/30/2010
Intangible Movements	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance	4,381	5,730	1,043	11,154
Changes
Additions	1,218	0	256	1,474
Amortization	(1,234)	0	0	(1,234)
Increase (decrease) in foreign currency conversion	1	0	(15)	(14)
Changes Total	(15)	0	241	226
Closing Balance	4,366	5,730	1,284	11,380

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009
Intangible Movements	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance	5,738	5,026	571	11,335
Changes
Additions	1,026	704	412	2,142
Disappropriations	(11)	0	0	(11)
Amortization	(2,378)	0	(4)	(2,382)
Increase (decrease) in foreign currency conversion	6	0	64	70
Changes Total	(1,357)	704	472	(181)
Closing Balance	4,381	5,730	1,043	11,154

		Minimum life	Maximum life
Computer software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 926 thousand hectares are existing plantations, 358 thousand hectares are native forest, 193 thousand hectares are used for other purposes and 65 thousand hectares are used for planting.

As of September 30, 2010 the production volume totaled 12.9 million cubic meters (12.8 million cubic meters at September 30, 2009).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current demand is sustained.

•	Future plantations are not considered.

•	Arauco does not consider future plantations.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, as of September 30, 2010 amounted to ThU.S.$146,692 (ThU.S.$110,887 at September 30, 2009). Additionally, cost of sales include a higher cost of ThU.S.$141,331 (ThU.S.$81,303 at September 30, 2009) resulting from the difference between the cost of wood at fair value versus cost basis.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

Forestry plantations classified as current assets correspond to those to be harvested and sold within the next year.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of September 30, 2010, Arauco’s investment in Uruguay represented a total of 127 thousand hectares, of which 68 thousand hectares are allocated to plantations, 3 thousand hectares to native forest, 43 thousand hectares for other uses and 13 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibition to sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of September 30, 2010, the fair value of these forests reached ThU.S.$39,192 (ThU.S.$59,819 at December 31, 2009).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	292,307	310,832
Non-current	3,467,267	3,446,696

Total	3,759,574	3,757,528

Biological Assets Movement

Movement	09/30/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	73,203
Decreases due to Sales	(1,735)
Decreases due to Harvest	(221,313)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	146,692
Increases (decreases) in Foreign Currency Translation	13,597
Other Increases (decreases)	(8,398)
Total Changes	2,046
Closing Balance	3,759,574

Movement	12/31/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures recorded under the equity method (see note 15)	(54,951)
Decreases due to Harvest	(197,149)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation	112,371
Other Increases (decreases)	(2,535)
Total Changes	105,095
Closing Balance	3,757,528

As of the date of these consolidated financial statements there are no disbursements for the acquisition of biological assets have been made.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensures these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Environment Related Disbursement Information

As of September 30, 2010 and December 31, 2009, Arauco made the following disbursements related to its main environmental projects:

Company	09/30/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	Finished	3,611	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	1,512	Asset	Property, plant and equipment	386	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	14,014	Expense	Operating cost	4,269	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	3,238	Asset	Property, plant and equipment	663	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	241	Expense	Operating cost	149	2010
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,038	Asset	Property, plant and equipment	19	2010
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	361	Expense	Operating cost	0	0
Alto Paraná S.A	Construction of Outlets	In process	316	Asset	Fixed assets	1,202	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	39	Asset	Fixed assets	2,690	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	330	Expense	Administration expenses	110	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,128	Asset	Operating cost	333	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,184	Asset	Property, plant and equipment	346	2010
Paneles Arauco S.A	Environmental improvement studies	In process	644	Expense	Administration expenses	478	2010
Forestal Celco S.A	Environmental improvement studies	In process	223	Asset	Property, plant and equipment	105	2010
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	376	Asset	Property, plant and equipment	225	2010
Arauco Do Brasil S.A	Environmental improvement studies	In process	1,269	Asset	Property, plant and equipment	1,434	2010

	Total		31,620			12,409

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Company	12/31/2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	0	0
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010

	Total		69,379			84,981

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of September 30, 2010 and December 31, 2009. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	09/30/2010		12/31/2009
	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Profit and Loss (Negotiation) (1)		338,639		231,752
Interest Rate Swaps		2,902		5,778
Forward		—		2,648
Mutual funds (2)		335,737		223,326
Loans and Accounts Receivables	1,478,863	1,478,863	880,394	880,394
Cash and cash equivalents	553,816	553,816	310,873	310,873
Cash	49,906	49,906	29,000	29,000
Fixed Term Deposits	503,910	503,910	281,873	281,873
Accounts Receivables (net)	925,047	925,047	569,521	569,521
Trades and Notes Receivables	665,353	665,3543	506,729	506,729
Leases	10,641	10,641	11,765	11,765
Other Debtors	249,053	249,053	51,027	51,027
Hedging
Swaps foreign exchange		21,587		17,998
Financial Liabilities, Total	3,834,034	3,716,427	3,535,459	3,614,357
Liabilities
Financial Liabilities at amortized cost	3,834,034	3,684,938	3,524,811	3,603,709
Bonds issued in Dollars	2,356,213	2,182,878	2,252,838	2,357,703
Bonds issued in UF	651,400	687,015	398,693	390,575
Bank Loans in Dollars	393,311	381,935	527,249	509,400
Bank Loans in other currencies	25,109	25,109	23,531	23,531
Financial Leasing	362	362	608	608
Trades and other Payables	407,639	407,639	321,892	321,892
Financial liabilities with change in Profit and Loss(3)		31,489		10,648
Hedging
Swaps foreign exchange		—		—

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in the line Other financial assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in profit and loss according to expected sales in the short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost Others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt and amounts for short-term bonds as of September 30, 2010:

September 2010 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	67,599
Bonds – short term portion	419,691
Total	487,290

The following table shows Arauco’ debt level at Septemer 30, 2010:

September 2010 ThU.S.$
Financial debt, current	534,439
Financial debt, non-current	2,891,956
Total	3,426,395
Cash and cash equivalent	889,553
Net financial debt	2,536,842
Non-parent participation	104,254
Net equity attributable to parent company	6,542,336
Total consolidated equity	6,646,590
Total debt level	0.38

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in profit and loss:

	September 2010 ThU.S.$	December 2009 ThU.S.$	Period Variation
Fair value with changes in profit and loss (Negotiation)	338,639	231,752	46%
Interest Rate Swap	2,902	5,778	-50%
Forward	0	2,648	-100%
Mutual Funds	335,737	223,326	50%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 50% compared to December 31, 2009 due to lower horizon cash flows from swaps. The U.S. Dollar is the origin currency of these instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% since at the closing balance sheet date, there were no such instruments. The U.S. Dollar is the origin currency of these instruments.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 50% as compared with December 2009.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on any active trading market or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	September 2010 ThU.S.$	December 2009 ThU.S.$
Loans and Receivables	1,478,863	880,394
Cash and Cash Equivalents	553,816	310,873
Cash	49,906	29,000
Fixed Term Deposits	503,910	281,873
Receivables (Net)	925,047	569,521
Trades and Other Notes Receivable	675,994	518,494
Other Debtors	249,053	51,027

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin as of September 30, 2010 and December 31, 2009:

	September 2010 ThU.S.$	December 2009 ThU.S.$
Cash and Cash Equivalents	889,553	534,199
USDollar	618,796	177,569
Euro	77,063	66,935
Other currencies	80,165	64,879
$ no adjustable	113,529	224,816
U.F.	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days: Any such instruments that have a maturity period of ninety days or more are not classified as cash.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

Trades and account receivables, current and non-current by currencies as of September 30, 2010 and December 31, 2009 as follow:

	September 2010 ThU.S.$	December 2009 ThU.S.$
Trades and account receivables, current	912,436	558,441
US Dollar	663,880	397,394
Euro	26,084	19,348
Other currencies	109,732	35,074
$ no adjustable	108,688	102,098
U.F.	4,052	4,527
Trades and account receivables, non-current	12,611	11,080
USDollar	418	4,152
Other currencies	935	102
$ no adjustable	4,705	4,163
U.F.	6,553	2,663

The following table summarizes Arauco’s financial assets at closing balance:

	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Financial Assets	1,817,5002	1,112,146
Fair Value with changes in Profit and Loss	338,639	231,752
Loans and Receivables	1,478,863	880,394

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	09/30/2010	12/31/2009	09/30/2010	12/31/2009
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,834,034	3,524,811	3,684,938	3,603,709
Bonds Issued	U.S. Dollar	2,356,213	2,252,838	2,182,878	2,357,703
Bonds Issued	U.F.	651,400	398,693	687,015	390,575
Bank Loans	U.S. Dollar	393,311	527,249	381,935	509,400
Bank Loans	Other currencies	25,109	23,531	25,109	23,531
Financial Leasing	U.F.	362	608	362	608
Trades and Other Payables	U.S. Dollar	315,859	280,506	315,859	280,506
Trades and Other Payables	Euro	4,879	2,898	4,879	2,898
Trades and Other Payables	Other currencies	21,586	14,285	21,586	14,285
Trades and Other Payables	$ no adjustable	62,456	22,876	62,456	22,876
Trades and Other Payables	U.F.	2,859	1,327	2,859	1,327

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of September 30, 2010 is as follows:

	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	534,439	2,891,956	3,426,395
Trades and Other Payables	407,639	0	407,639
Total Financial Liabilites	942,078	2,891,956	3,834,034

Fair Value Financial Liabilities with Changes in Profit and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in profit and loss. This liability incurred a net decrease of 15%, due to a rate decrease experienced by the economy in the last period. Both financial instruments incurred a decrease of 196% at September, 2010 in financial liability at fair value with changes in profit and loss compared to December 2009.

	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in profit and loss	31,489	10,648	196%
Swap	9,104	10,648	-15%
Forward exchange rate	22,385	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	09/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Total Financial Liabilities	3,865,523	3,535,459
Financial Liabilities at fair value with changes in profit and loss (negotiation)	31,489	10,648
Financial Liabilities Measured at Amortized Cost	3,834,034	3,524,811

The following table details net income items and expenses recognized in profit and loss on financial instruments:

Assets	Financial Instrument	Net Gain (loss)		Impairment
		09/30/2010 ThU.S.$	09/30/2009 ThU.S.$	09/30/2010 ThU.S.$	09/30/2009 ThU.S.$
At fair value with changes in profit and loss	Swap	1,585	3,602	0	0
	Forward	(17,715)	949	0	0
	Mutual Funds	1,657	1,511	0	0

	Sub-Total	(14,473)	6,062	0	0

Loans and Receivables	Fix terms deposits	4,318	7,105	0	0
	Repurchased agreements	15	376	0	0
	Trades and Other receivables	0	0	1,696	(7,709)

	Sub-Total	4,333	7,481	1,696	(7,709)

Hedge instruments	Cash flow swap	(3,396)	(1,524)	0	0

	Sub-Total	(3,396)	(1,524)	0	0

Liabilities
Liabilities at amortized cost	Bank loans	(8,947)	(11,272)	0	0
	Bond issued obligations	(121,457)	(104,756)	0	0

	Sub-Total	(130,404)	(116,028)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated September 30, 2010, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value September 2010 ThU.S.$	Measurement Methodology
		Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	2,902	0	2,902	0
Forward	0	0	0	0
Mutual Funds	335,737	335,737	0	0
Financial Liabilities at fair value
Swap (liabilities)	9,104	0	9,104	0
Forward (liabilities)	22,385	0	22,385	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Instruments

Hedging instruments registered as of September 30, 2010 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$ 21,587 which is presented in the Consolidated Balance Sheet in Other financial assets, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$5,267 as of September 30, 2010. The maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$5,803 as of September 30, 2010. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments from the object of coverage.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays seme-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$3,773 as of September 30, 2010. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$4,374 as of September 30, 2010. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$4,358 as of September 30, 2010. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$4,801 as of September 30, 2010. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$4,126 as of September 30, 2010. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are the objects of such coverage.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays seme-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$-2,258 as of September 30, 2010. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$-2,258 as of September 30, 2010. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$-2,471 as of September 30, 2010. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$-2,141 as of September 30, 2010. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$-1,788 as of September 30, 2010. This contract expires on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are the objects of such coverage.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with operational risk, using specific swap valuation tools that are public available.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Mutual Funds: Given their nature, they are recognized at market value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at the closing date for the period.

Hedging

These financial instruments are valued using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as a counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Forward: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from April 8, 2010). Placas do Paraná and Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$90,69 million in September 2010. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

In the first three quarters of 2010, Arauco’s consolidated sales amounted to ThU.S.$ 2,733,376 of which 58.67% correspond to credit sales, 27.58% to sales with letters of credit, and 13.75% to other classes of sales, such as Cash Against Documents (CAD) and advance payments.

As of September 30, 2010, Arauco’s Sales Debtors amounted to ThU.S.$665,353 of which 60.89% corresponded to credit sales, 32.10% to sales with letters of credit and 7% to other classes of sales, such as CAD and advance payments, distributed among 2,536 clients. The client with the highest open account debt did not exceed 2.54% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 90.97%, therefore, Arauco’s exposure portfolio is 9.03%.

Secured Debt-Open Account

	ThU.S.$	%
Total Open Account receivables	405,153.71	100.00
Secured debt (*)	368,577.08	90.97
Uncovered debt	36,576.63	9.03

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, Financial lease debtors and other debtors.

	September 2010 ThU.S.$	December 2009 ThU.S.$
Current Receivables
Trades and Notes Receivable	665,353	506,503
Financial lease debtors	4,347	4,315
Other Debtors	242,736	47,623
Net Subtotal	912,436	558,441
Trades and Notes Receivable	678,723	521,462
Financial lease debtors	4,347	4,315
Other Debtors	247,622	52,482
Gross Subtotal	930,692	578,259
Estimated Trades and Uncollectable Notes - Bad Debt	13,370	14,959
Estimated Financial leases	0	0
Estimated Miscellaneous - Bad Debt	4,886	4,859
Subtotal Bad Debt	18,256	19,818
Non Current Receivables
Trades and Notes Receivable	0	226
Financial lease debtors	6,294	7,450
Other Debtors	6,317	3,404
Net Subtotal	12,611	11,080
Trades and Notes Receivable	0	226
Financial lease debtors	6,294	7,450
Other Debtors	6,317	3,404
Gross Subtotal	12,611	11,080
Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Financial leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of September 30, 2010, 91.74% is current, 6.68% is between 1 and 15 days past due, 0.73% is between 16 and 30 days past due, 0.31% is between 31 and 60 days past due, 0.44% is between 61 and 90 days past due, 0.03% is between 91 and 180 days past due.

The following table shows the percentages in Sales debtors net, as of September 30, 2010:

	Past due
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	610,381	44,421	4,831	2,086	2,959	211	464	665,353
%	91.74	6.68	0.73	0.31	0.44	0.03	0.07	100

Arauco has recognized impairment over the last five years in the amount of ThU.S.$ 7,91 which represents 0.05% of total sales during this period.

	Sales debtor impairment as a percentage of total sales
	2010	2009	2008	2007	2006	Last 5 years
Sales Debtors Impairment	0.05%	0.05%	0.13%	0.03%	0.01%	0.05%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first three quarters of 2010 amount to U.S.$1,444 million which represents 13.28% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Currently there is a Bad Debtors Provision Policy under IFRS rules for all the companies of Arauco group.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

September 30, 2010:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	142	0	0	446	0	142	446	Monthly	—	TJLP+1.2%
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	158	0	0	342	0	158	342	Monthly	—	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	737	24,000	195,498	24,080	24,737	219,578	(l) semmianual; (k) semmianually from 2011	—	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank	40,058	0	0	0	0	40,058	0	Maturity	—
—	Arauco Forest Brasil S.A.	Real	Banco HSBC-Brazil	0	6,084	0	0	0	6,084	0	Maturity	—	6.75%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	5,413	0	0	0	0	5,413	0	Maturity	—	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	0	0	80	0	4,803	80	4,803	Monthly	—	TJLP+3.80%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	136	0	984	6,385	0	1,120	6,385	Maturiy	—	TJLP+1.10%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	209	0	0	363	0	209	363	Monthly	—	TJLP+1.10%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim-Brazil	0	0	6	53	435	6	488	Maturity	—	TJLP+3.80%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	1,380	0	0	0	0	1,380	0	Monthly	—	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	1	0	18	107	0	19	107	Maturity	—	0%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	80	0	0	248	93	80	341	Monthly	—
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,251	0	25,713	77,784	0	34,964	77,784	Quarterly	—

			Total	56,828	6,821	50,801	281,226	29,411	114,450	310,637

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	728	0	0	47,152	0	728	47,152	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	5,412	0	0	51,791	415,156	5,412	466,946	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	0	165	92,039	0	165	92,039	(l) semmianual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	0	553	38,853	267,366	553	306,218	(l) semmianual; (k) maturity	0	2.25
—	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	0	5,307	0	68,850	300,958	5,307	369,808	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	0	0	6,142	145,000	638,195	6,142	183,195	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	0	391	37,500	143,278	391	180,778	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	0	387,728	0	0	387,728	0	(l) semmianual; (k) maturity	7.77	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	0	0	3,459	330,093	0	3,459	330,093	(l) semmianual; (k) maturity	5.14	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	9,250	0	0	450,509	0	9,250	450,509	(l) semmianual; (k) maturity	5.64	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	0	0	556	80,000	502,522	556	582,522	(l) semmianual; (k) maturity	0	5.63

			Total	15,390	5,307	398,994	1,341,787	2,267,474	419,691	3,609,261

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	20	41	187	64	0	248	64	Monthly	—	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	13	37	0	0	0	50	0	Monthly	—	4.50

			Total	33	78	187	64	0	298	64

December 31, 2009:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	5	0	22	325	0	27	325	Montly	—	TJLP+1.8%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-United States	0	0	301	172,458	72,453	301	244,911	(l) semmianual; (k) semmianual from 2011	—	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco del Estado-Chile-97,030,000-7	0	103,640	0	0	0	103,640	0	Maturity	—	4.35%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-Chile-91,032,000-8	0	15,003	0	0	0	15,003	0	Maturity	—	Libor 2 months +0.55%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	722	1,195	371	0	0	2,288	0	Maturity	—	6.75%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	3,061	0	0	0	0	3,061	0	Maturity	—	4.80%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	0	4,006	0	0	0	4,006	0	Maturity	—	2.00%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	77	0	0	0	4,404	77	4,404	Montly	—	TJLP+3.80%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	6	0	0	0	424	6	424	Montly	—	VC+CM+3.30%
—	Alto Paraná S.A.	US Dollar	Bank Boston-Argentina	3,580	0	0	0	0	3,580	0	Maturity	—	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	0	5,022	0	0	5,022	0	Maturity	—	2.50%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	4,001	0	0	0	4,001	0	Maturity	—	1.85%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,534	0	0	0	0	1,534	0	Maturity	—	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,006	0	0	0	0	1,006	0	Maturity	—	3.0%
—	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	0	2,009	0	0	2,009	0	Maturity	—	2.75%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	2,569	4,116	9,381	0	0	16,066	0	Montly	—	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	7	20	54	474	118	81	592	Montly	—	0%
76,721,630-0	Forestal Rio Grande S.A.	US Dollar	J.P.Morgan-United States	10,267	0	25,713	104,197	0	35,980	104,197	Quarterly	—	Libor 3 months +0.375%
78,049,140-K	Forestal Los Lagos S.A.	US Dollar	Santander Overseas Bank-Puerto Rico	4,839	0	0	0	0	4,839	0	Semmianual	—	Libor 6 months +0.5%

			Total	27,673	131,981	42,873	277,454	77,399	202,527	354,853

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	273	45,796	0	273	45,796	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,026	48,635	407,643	2,026	456,278	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	617	0	89,067	0	617	89,067	(l) semmianual; (k) maturity	2.40	2.25
—	Alto Paraná S.A.	US Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	313,031	1,004	381,881	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	153,125	2,734	190,625	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 3ª emission	0	8,749	270,500	0	0	279,249	0	(l) semmianual; (k) maturity	8.65	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 4ª emission	0	8,914	0	416,993	0	8,914	416,993	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 5ª emission	7,303	0	0	346,125	0	7,303	346,125	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 6ª emission	0	0	4,047	83,250	380,406	4,047	463,656	(l) semmianual; (k) maturity	5.64	5.63

			Total	23,713	21,014	276,846	1,281,216	1,935,455	321,573	3,216,671

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	37	169	235	0	224	235	Monthly	—	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	11	22	104	12	0	137	12	Monthly	—	4.50

			Total	29	59	273	247	0	361	247

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds ThU.S.$16,087 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of September 30, 2010, the assets covered by an indirect guarantee amounted to ThU.S.$308,805. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$38,005, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Arauco do Brasil S.A.	Collateral	Property,plant and equipment	1,178	Banco Alfa S.A.
Arauco do Brasil S.A.	Guarantee Letter	Financial instruments	2,044	Tractebel Energia Comercializadora Ltda.
Arauco Forest Brasil S.A.	Guarantee Letter	Financial instruments	6,910	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Guarantee Letter	Financial instruments	5,859	Banco HSBC Bank Brasil AS

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Full Guarantee	Financial instruments	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	Financial instruments	4,788	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	Financial instruments	2,362	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	Financial instruments	1,880	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	Financial instruments	1,369	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	Financial instruments	16,497	Banco Santander
Forestal Celco S.A.	Buy-back	Financial instruments	11,109	Banco Chile

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses due to the currency in which assets, liabilities and investments are held, but which are not included in the balance sheet of an entity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate as of September 30, 2010 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA an annual variation of + / -0.82% on the profit after tax and + / - 3.35% and 0.36% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	09/30/2010	12/31/2009
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2010, 7.4% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the profit after tax at rate of + / - 2.85% and equity would not be affected.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	09/30/2010 ThU.S.$	Total
Fixed rate	3,172,492	92.6%
Bonds issued	3,007,613
Loans with Banks (*)	164,517
Financial leasing	362
Variable rate	253,903	7.4%
Bonds issued	0
Loans with banks	253,903
Total	3,426,395	100.00%

(*)	Includes bank loans with variable rate swapped to fixed rate.

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

As of September 30, 2010, operational income due to pulp sales accounted for 46.85% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a EBITDA annual variation of + / - 19%, on the profit after tax and + / - 21.33% and + / - 3.82% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, that is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 millions tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 10 saw mills in operation, 8 in Chile and 2 in Argentina, the Company has a production capacity of 2.9 million cubic meters of sawn wood.

Furthermore, the company has 7 remanufacturing plants, 6 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 926 thousand hectares are used for plantations, 358 thousand hectares for native forests, 193 thousand hectares for other uses and 65 thousand hectares are to be planted. Arauco’s principal plantations consist of Radiata and taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 127 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Summary financial information of assets, liabilities and profit or loss by segment, are as follows:

Nine-month period ended September 30, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,345,709	447,253	110,980	813,481	15,953	0	2,733,376	0	2,733,376
Ordinary activity income among segments	20,443	31,540	479,953	11,938	17,314	0	561,188	(561,188)	0
Financial income	0	0	0	0	0	14,026	14,026	0	14,026
Financial costs	0	0	0	0	0	(169,185)	(169,185)	0	(169,185)
Financial costs, net	0	0	0	0	0	(155,159)	(155,159)	0	(155,159)
Depreciation and amortizations	104,338	14,202	7,253	36,613	2,822	1,931	167,159	0	167,159
Sum of significant income accounts	18,681	1,191	146,692	2,112	0	0	168,676	0	168,676
Sum of significant expense accounts	1,284	8,962	10,093	1,840	0	0	22,179	0	22,179

Profit (loss) of each specific segment	573,705	49,425	53,665	123,196	2,669	(367,313)	435,347	0	435,347

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	1,876	1,876	0	1,876
Joint ventures	(816)	0	(4,084)	0	0	(14)	(4,914)	0	(4,914)
Income tax expense	0	0	0	0	0	(123,666)	(123,666)	0	(123,666)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	132,484	18,391	151,132	45,488	877	466	348,838	0	348,838
Acquisition and contribution of investments in associates and joint venture	6,150	0	21,803	7,523	0	5,606	41,082	0	41,082
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,140,731	401,192	71,461	423,765	1,244	0	2,038,393	0	2,038,393
Ordinary income - foreign (Foreign companies)	204,978	46,061	39,519	389,716	14,709	0	694,983	0	694,983
Total Ordinary Incomes	1,345,709	447,253	110,980	813,481	15,953	0	2,733,376	0	2,733,376

Year ending September 30, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,938,729	517,107	5,168,602	1,391,993	49,463	1,236,015	12,301,909	(31,168)	12,270,741
Investments accounted through equity method
Associates	0	0	0	0	0	115,254	115,254	0	115,254
Joint Ventures	30,389	0	329,027	0	0	21,839	381,255	0	381,255
Segment liabilities	177,381	57,490	108,799	265,661	14,535	5,000,285	5,624,151	0	5,624,151
Nationality of non-current assets
Chile	2,539,768	219,842	3,448,093	301,694	1,986	191,984	6,703,367	1,693	6,705,060
Foreign	533,906	33,927	1,227,010	620,378	36,129	89,762	2,541,112	0	2,541,112
Non-current assets, Total	3,073,674	253,769	4,675,103	922,072	38,115	281,746	9,244,479	1,693	9,246,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Nine-month period ended September 30, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,213,294	357,368	60,322	585,863	10,757	0	2,227,604	0	2,227,604
Ordinary activity income among segments	15,739	2,276	493,956	27,343	19,179	0	558,493	(558,493)	0
Financial income	0	0	0	0	0	14,702	14,702	0	14,702
Financial costs	0	0	0	0	0	(129,482)	(129,482)	0	(129,482)
Financial costs, net	0	0	0	0	0	(114,780)	(114,780)	0	(114,780)
Depreciation and amortizations	101,335	14,576	8,344	29,040	2,654	0	155,949	0	155,949
Sum of significant income accounts	0	0	115,017	0	0	0	115,017	0	115,017
Sum of significant expense accounts	2,391	1,784	3,428	0	0	0	7,603	0	7,603

Profit (loss) of each specific segment	181,319	(3,128)	93,851	72,369	(157)	(190,881)	153,373	0	153,373

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	4,041	4,041	0	4,041
Joint ventures	0	0	0	0	0	1,641	1,641	0	1,641
Income tax expense	0	0	0	0	0	(43,149)	(43,149)	0	(43,149)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	118,219	23,600	93,634	22,332	3,034	6,996	267,815	0	267,815
Acquisition and contribution of investments in associates and joint venture	0	0	0	155,486	0	10,131	165,617	0	165,617
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,061,098	323,598	33,937	370,918	830	0	1,790,381	0	1,790,381
Ordinary income - foreign (Foreign companies)	152,196	33,770	26,385	214,945	9,927	0	437,223	0	437,223
Total Ordinary Incomes	1,213,294	357,368	60,322	585,863	10,757	0	2,227,604	0	2,227,604

Year ending December 31, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,752,640	444,803	5,029,092	1,209,617	50,426	938,154	11,424,732	(10,905)	11,413,827
Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	25,055	0	305,701	0	0	26,910	357,666	0	357,666
Segment liabilities	119,262	41,251	94,786	232,227	9,407	4,534,461	5,031,394	0	5,031,394
Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	990,407	764,288	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,354,689	1,063,515	39,601	273,103	9,139,576	1,938	9,141,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities	531,042	172,592	41,445	285,158	4,870	0	1,035,107	0	1,035,107
Ordinary activity income among segments	8,249	15,340	194,672	4,882	7,768	0	230,911	(230,911)	0
Financial income	0	0	0	0	0	3,298	3,298	0	3,298
Financial costs	0	0	0	0	0	(61,622)	(61,622)	0	(61,622)
Financial costs, net	0	0	0	0	0	(58,324)	(58,324)	0	(58,324)
Depreciations and amortizations	37,119	4,577	2,596	11,218	896	573	56,979	0	56,979
Sum of significant income accounts	(3,766)	122	74,065	(38)	0	0	70,383	0	70,383
Sum of significant expense accounts	464	2,505	953	(2,526)	0	0	1,396	0	1,396

Profit (loss) of each specific segment	221,282	24,564	32,878	48,619	702	(129,227)	198,818	0	198,818

Company equity in profit and loss of associates and joint ventures accounted through equity method
Associates	0	0	0	0	0	1,593	1,593	0	1,593
Joint ventures	(363)	0	(1,574)	0	0	(575)	(2,512)	0	(2,512)
Income tax expense	0	0	0	0	0	(64,332)	(64,332)	0	(64,332)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	9,596	7,616	31,036	20,783	250	0	69,281	0	69,281
Acquisition and contribution of investments in associates and joint venture	1,500	0	0	546	0	1,500	3,546	0	3,546
Nationality of Ordinary Income
Ordinary income (Chilean companies)	466,003	154,963	24,526	147,352	687	0	793,531	0	793,531
Ordinary income - foreign (Foreign companies)	65,039	17,629	16,919	137,806	4,183	0	241,576	0	241,576
Total Ordinary Incomes	531,042	172,592	41,445	285,158	4,870	0	1,035,107	0	1,035,107

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities	448,948	139,157	16,415	226,798	3,346	0	834,664	0	834,664
Ordinary activity income among segments	7,411	757	173,152	7,981	7,141	0	196,442	(196,442)	0
Financial income	0	0	0	0	0	5,417	5,417	0	5,417
Financial costs	0	0	0	0	0	(46,037)	(46,037)	0	(46,037)
Financial costs, net	0	0	0	0	0	(40,260)	(40,260)	0	(40,260)
Depreciations and amortizations	34,627	6,367	5,327	13,566	860	0	60,747	0	60,747
Sum of significant income accounts	0	0	39,096	0	0	0	39,096	0	39,096
Sum of significant expense accounts	113	369	(1,306)	0	0	0	(824)	0	(824)

Profit (loss) of each specific segment	96,975	(1,923)	41,171	27,181	(1,240)	(68,834)	93,330	0	93,330

Company equity in profit and loss of associates and joint ventures accounted through equity method
Associates	0	0	0	0	0	(74)	(74)	0	(74)
Joint ventures	0	0	0	0	0	(191)	(191)	0	(191)
Income tax expense	0	0	0	0	0	(23,376)	(23,376)	0	(23,376)
Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	30,190	10,185	28,131	9,946	211	6,996	85,659	0	85,659
Acquisition and contribution of investments in associates and joint venture	0	0	0	155,486	0	0	155,486	0	155,486
Nationality of Ordinary Income
Ordinary income (Chilean companies)	396,670	126,052	6,182	141,281	277	0	670,462	0	670,462
Ordinary income - foreign (Foreign companies)	52,278	13,105	10,233	85,517	3,069	0	164,202	0	164,202
Total Ordinary Incomes	448,948	139,157	16,415	226,798	3,346	0	834,664	0	834,664

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend payment is determined based on the effective realized profit, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the net profit to be considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net profit at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net profit at the time of their realization. For this purpose, the results are realized when acquired entities generate a profit after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net profits as of September 30, 2010 correspond to 40% of the distributable net profit for the year 2010:

Distributable Net Profit ThU.S.$
Profit attributable to the Parent Company at 09/30/2010	435,347
Adjustments
Biological Assets
Unrealized	(146,693)
Realized	141,331
Deferred taxes	(1,299)
Bioligical Assets (net)	(6,661)
Negative Goodwill	(1,113)
Total adjustments	(7,774)
Distributable Net Profit at 09/30/2010	427,573

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net profits to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated September 30, 2010 shows ThU.S.$171,029 for the provision of minimum dividend for the year 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The earnings per share are calculated by dividing the profit attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

	January-September		July-September
Gains (losses) per Shares	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	435,347	153,373	198,818	93,330
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	3.85	1.36	1.76	0.82

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) On October 26, 2010, the Board of Directors of the Company was informed that its subsidiary Paneles Arauco S.A. approved the “Teno MDP Panels Plant” project, located at Commune de Teno, Provincia de Curicó, VII Región del Maule.

Such project consists of the construction and operation of a plant that will develop MDP (medium density particle) panels or boards. The annual productive capacity of the project is estimated at 300,000 cubic meters of finished products, of which approximately 250,000 cubic meters will be coated with melamined paper.

It is estimated that the Project will generate employment for an average of 350 persons (up to a maximum of 600 persons) during the construction phase and for an average of 300 persons during its operating phase.

The execution of this Project will require an approximate investment of U.S.$110,000,000, which will be financed with our own resources.

Arauco estimates that this transaction will have positive effects in the Company’s results, despite the fact that these effects are currently not quantifiable.

2) After September 30, 2010 Arauco received as compensation insurances, payments amounting to U.S.$185 million corresponding to advances, which include both compensation for losses caused by physical damages (U.S.$75 million) and downtime (U.S.$110 million).

3) The authorization for the issuance and publication of these consolidated financial statements for the period finished on September 30, 2010 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 433 dated November 23, 2010.

No other events have occurred between September 30, 2010 and the issuance of these financial statements.